06009149

ƎD STATES
ƐCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66180

AB 7/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Gemini Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., #910
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAY 2006 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart M. Kim 310-268-0885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, LLP
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Rd., Ste. 150, (Address) Irvine, (City) CA (State) 92620 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL
E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

AB 7/8/06

OATH OR AFFIRMATION

I, Stewart M. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Gemini Partners, LLC, as of May 15, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE R. NULTY
Commission # 1525208
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2008

Signature

Managing Partner
Title

Christine R Nulty
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Gemini Partners, LLC

11111 Santa Monica Blvd.
Suite 910
Los Angeles, CA 90025
Main (310) 268-0885
Fax (310) 268-0886

May 15, 2006

David S. Anderson
Supervisor
NASD
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071-3126

Dear Mr. Anderson:

In response to your letter dated May 3, 2006, we have enclosed two documents to address the deficiencies in our December 31, 2005, annual filing of audited financial statements. Your letter listed the following three deficiencies:

A. An Oath of Affirmation with original signatures and notary stamp for the period ending December 31, 2005;

B. Computation for determination of Reserve Requirements pursuant to SEC Rule 15c3-3, or a statement indicating an exemption from the requirement including the exemptive provision claimed; and

C. Information relating to the Possession or Control Requirements under SEC Rule 15c3-3, or a statement indicating an exemption from the requirement including the exemptive provisions claimed.

The documents we have enclosed are as follows:

1. To address deficiency A, a notarized Oath of Affirmation with original signatures for the period ending December 31, 2005; and

2. To address deficiencies B and C, a letter from our independent accountant that states the provisions under which Pacific Gemini Partners, LLC, is exempt.

Copies of this letter and its enclosures have been forwarded to other SEC offices per your instructions. We hope this round of correspondence closes the above matter. If you have any further questions, please do not hesitate to contact our office. Thank you.

Sincerely,

Stewart M. Kim
Chief Compliance Officer

Enclosures (2)

cc: Cindy Wong (1 copy, Oath of Affirmation and exemptive provision letter)
Assistant Regional Director
SEC Pacific Regional Office
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

SEC Headquarters (2 copies, Oath of Affirmation and exemptive provision letter)
100 F Street, NE
Washington, DC 20549

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH, D.C. 213 SECTION

May 9, 2006

Board of Directors
Pacific Gemini Partners, LLC
11111 Santa Monica Blvd, Suite 910
Los Angeles, CA 90025

Pacific Gemini Partners, LLC operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Very truly yours,

Mendoza Berger & Company, LLP

Henry Mendoza

Henry Mendoza, CPA
Managing Partner

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652